Exhibit (a)(1)(C)

FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE (From Assistant Controller)

Date: March 17, 2009

We are pleased to announce that NightHawk Radiology Holdings, Inc. (“NightHawk” or the “Company”) is officially launching its Offer to Exchange Certain Outstanding Options for Restricted Stock Units or, under certain circumstances, cash (referred to as the “Offer to Exchange” or the “Offer”) on March 17, 2009. The offer and withdrawal rights will remain open until April 14, 2009 at 9:00 p.m., U.S. Pacific Time, unless the Offer is extended. You may take advantage of the Offer to Exchange with respect to your Eligible Options (as defined below).

An option will be deemed to be an “Eligible Option” if it meets each of the following conditions:

(i)	The option was granted under the Company’s 2006 Equity Incentive Plan or 2004 Stock Plan.

(ii)	The option was granted with an exercise price per share greater than or equal to $7.50, which is approximately 300% of the closing price on March 13, 2009.

(iii)	The option is held by an individual who is, on the date of grant for the new restricted stock unit grant, a current employee or independent contractor physician of the Company (or any NightHawk subsidiary). The non-employee members of the Company’s Board of Directors and the chief executive officer are not eligible to participate.

(iv)	The option is outstanding on the expiration date of the Offer, which we currently expect will be April 14, 2009.

The Offer to Exchange and other material related to the program are attached. You will receive a personalized Election Form in a separate e-mail. These documents (except your Election Form) are also available on our intranet site at http://intranet.nighthawkrad.net. Please read and carefully consider all of this information. If you are not able to access the website or you do not receive a personalized Election Form, copies of the offering materials and Election Forms are available from the Stock Plan Administrator at:

NightHawk Radiology Holdings, Inc.

601 Front Avenue, Suite #502

Coeur d’Alene, Idaho 83814

Tel: (208) 415-0558

E-mail: optionexchange@nighthawkrad.net

The specifics of the program are described in the “Schedule TO - Tender Offer Statement Filed with the SEC” and the related exhibits.

The “Schedule TO - Tender Offer Statement Filed with the SEC” is available by clicking on this hyperlink: http://intranet.nighthawkrad.net.

We urge you to read the “Schedule TO - Tender Offer Statement Filed with the SEC” and the related exhibits carefully.

You may contact the Stock Plan Administrator at optionexchange@nighthawkrad.net or (208) 415-0558 or call Paul Cartee, Senior Vice President and General Counsel of the Company at (208) 292-2258 with any questions.

Although the Board of Directors of the Company has approved the Offer, neither the Company nor the Board makes any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this e-mail. The Company recommends that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

KEY DATES TO REMEMBER

The commencement date of the Offer is March 17, 2009.

The Offer expires at 9:00 p.m., U.S. Pacific Time, on April 14, 2009 (unless we extend the Offer).

The Eligible Options that have been tendered will be cancelled on April 14, 2009 or, if the Offer is extended, the date of the expiration of the Offer.

The restricted stock units or, if applicable, cash will be granted on April 15, 2009 or, if the Offer is extended, the same date as the expiration of the Offer.